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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*


                            Ugly Duckling Corporation
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   903512 10 1
                                 (CUSIP Number)

                              Ernest C. Garcia, II
                             c/o Verde Capital Corp.
                        2575 E. Camelback Road, Suite 700
                                Phoenix, AZ 85016
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 14, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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CUSIP No.: 903512 10 1
--------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Ernest C. Garcia, II
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a)      [ ]

                  (b)      [ ]
--------------------------------------------------------------------------------

         3.       SEC Use Only .................................................
--------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions):  PF, OO
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization:  United States of
                  America
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Number of Shares     7.       Sole Voting Power:  4,520,000
Beneficially
Owned by Each        8.       Shared Voting Power:  -0-
Reporting Person
With                 9.       Sole Dispositive Power:  4,520,000

                     10.      Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  4,520,000
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11): 36.5%
--------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instruction):  IN


ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to shares of common stock, $.001 par value per share (the "Common Stock"), of Ugly Duckling Corporation (the "Company"). The principal executive offices of the Company are located at 2525 E. Camelback Road, Suite 500, Phoenix, AZ 85016.


ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by Ernest C. Garcia, II, a United States citizen. Mr. Garcia's business address is 2575 E. Camelback Road, Suite 700, Phoenix, AZ 85016. Mr. Garcia is the Chairman of the Board of Directors of the Company and President of Verde Investments, Inc., an Arizona corporation principally engaged in commercial real estate investments ("Verde"). The principal business address of the Company is 2525 E. Camelback Road, Suite 500, Phoenix, AZ 85016. The principal business address of Verde is 2575 E. Camelback Road, Suite 700, Phoenix, AZ 85016. Mr. Garcia has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Garcia has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has or would make him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Garcia is a citizen of the United States of America.
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ITEMS 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All Common Stock of the Company acquired or held by Mr. Garcia to date has been acquired with personal funds in the aggregate amount of approximately
$970. In the future, Mr. Garcia may purchase additional shares of Common
Stock with personal funds, funds borrowed from various financing sources, or a combination of such personal and borrowed funds. Mr. Garcia has no definitive arrangements in place with respect to any such borrowed funds.


ITEM 4.  PURPOSE OF TRANSACTION

Mr. Garcia believes that the Common Stock of the Company may represent an attractive investment opportunity at its recent trading prices. Accordingly, to the extent that the Common Stock remains in its current price range, Mr. Garcia may consider (either alone or in combination with other interested parties, which could include members of the Company's executive management) acquisition of some or all of the outstanding Common Stock owned by other shareholders of the Company. Such acquisition might be accomplished through a number of alternative transactions, including without limitation, open market purchases, privately negotiated transactions and/or a recapitalization of the Company, in which such shares of Common Stock could be converted into the right to receive some combination of cash and debt, or all debt. Any such recapitalization could be effected through a merger or other reorganization of the Company. If Mr. Garcia were to acquire all or a substantial majority of the outstanding shares of Common Stock held by other shareholders, the Common Stock could be delisted from trading on The NASDAQ National Market or any other exchange or inter-dealer quotation system, and the Common Stock could become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Garcia beneficially owns an aggregate of 4,520,000 shares, approximately 36.5%, of the Common Stock of the Company consisting of: (i) 4,500,000 shares owned directly by Mr. Garcia, and (ii) 20,000 shares which Mr. Garcia has the right to acquire under presently exercisable stock options.

(b) Mr. Garcia has the sole power to vote and to dispose of 4,520,000 shares.

(c) Mr. Garcia has not effected any transaction in securities of the Company during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     September 14, 2000
                                                     ---------------------------
                                                     Date

                                                     /s/ Ernest C. Garcia, II
                                                     ---------------------------
                                                     Ernest C. Garcia, II

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